CYTEIR THERAPEUTICS, INC.

128 Spring St, Building A, Suite 510

Lexington, Massachusetts 02421

June 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kasey Robinson, Tim Buchmiller, Division of Corporation Finance, Office of Life Sciences

Re:	Cyteir Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-256601)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyteir Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on June 17, 2021, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein or Tara Fisher of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Tara Fisher of Ropes & Gray LLP, counsel to the Company, at (617) 235-4824 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

CYTEIR THERAPEUTICS, INC.

By:	/s/ Markus Renschler
Name:	Markus Renschler, M.D.
Title:	President and Chief Executive Officer

Signature Page to Acceleration Request